INHIBRX BIOSCIENCES, INC.
11025 N. Torrey Pines Road, Suite 140
La Jolla, California 92037

June 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jimmy McNamara, Office of Life Sciences

Re: Inhibrx Biosciences, Inc.
Registration Statement on Form S-1
Filed on June 11, 2024
File No. 333-280127 (the “Registration Statement”)
Acceleration Request

Ladies and Gentlemen:
In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Inhibrx Biosciences, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Tuesday, June 18, 2024, at 4:05 p.m., Eastern Time, or as soon as thereafter practicable.
The cooperation of the staff in meeting the timetable described above is very much appreciated.
Please contact Melanie Ruthrauff Levy of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (858) 314-1873, with any questions regarding this request.

Very truly yours,

INHIBRX BIOSCIENCES, INC.

/s/ Kelly D. Deck
Kelly D. Deck, Chief Financial Officer

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jeremy Glaser, Esq.
Melanie Ruthrauff Levy, Esq.